PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15048012

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Wash., D.C. 201

SEC FILE NUMBER
8- 42712

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.W. KORTH & COMPANY LIMITED PARTNERSHIP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 CENTURION DRIVE, SUITE 200
(No. and Street)

LANSING	MI	48917
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES W. KORTH 800-454-1628
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
(Name – *if individual, state last, first, middle name*)

701 W. CYPRESS CREEK RD., SUITE #300	FORT LAUDERDALE	FL	33309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES W. KORTH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.W. KORTH & COMPANY LIMITED PARTNERSHIP, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PARTNER

Title

Notary Public 2/27/15

BEATRIZ ZUBERO
Notary Public - State of Florida
My Comm. Expires Jun 8, 2015
Commission # EE 80412
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.W. KORTH & COMPANY LIMITED PARTNERSHIP
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AND INDEPENDENT AUDITORS' REPORT

YEAR ENDED DECEMBER 31, 2014

J.W. KORTH & COMPANY LIMITED PARTNERSHIP
AND SUBSIDIARIES
TABLE OF CONTENTS
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND FOR THE YEAR THEN ENDED

	PAGE
INDEPENDENT AUDITORS' REPORT	1 - 2
CONSOLIDATED FINANCIAL STATEMENT	
Consolidated Statement of Financial Condition	3
Notes to Consolidated Financial Statement	4 - 9

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

701 West Cypress Creek Road
Suite 300
Fort Lauderdale, FL 33309
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 19, 2015

INDEPENDENT AUDITORS' REPORT

Board of Directors
J.W. Korth & Company Limited Partnership
and Subsidiaries
Lansing, Michigan

Report on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of J.W. Korth & Company Limited Partnership and Subsidiaries (the "Partnership") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statement.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States) and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on the auditors' judgment including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Partnership's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

1580 Sawgrass Corporate Parkway, Suite 302 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of J.W. Korth & Company Limited Partnership and Subsidiaries as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

J.W. KORTH & COMPANY LIMITED PARTNERSHIP
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 66,455
Deposit with clearing broker	100,000
Due from affiliate	4,167
Securities owned, at fair value	517,627
Due from clearing broker	668,334
Accrued interest receivable	4,272
Due from partners	32,244
Prepaid expenses	25,415
Other assets	6,132
Total Current Assets	1,424,646
PROPERTY AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION	3,645
OTHER ASSETS	
Deposits	9,824
Goodwill	110,000
Total Other Assets	119,824
TOTAL ASSETS	$1,548,115

LIABILITIES

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 68,265
Commissions payable	82,276
Securities sold, not yet purchased, at fair value	8,020
Due to limited preferred partners	96,808
Total Current Liabilities	255,369
PARTNERS' CAPITAL	1,292,746
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$1,548,115

See accompanying notes.

J.W. KORTH & COMPANY LIMITED PARTNERSHIP
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2014

NOTE 1 - NATURE OF BUSINESS

J.W. Korth & Company Limited Partnership is a securities broker dealer registered with the Securities Exchange Commission and the states of Michigan, Florida, and various other states and a registered investment adviser under the Investment Advisers Act of 1940. The Partnership is a licensed member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. Unless sooner terminated by law or as provided in the limited partnership agreement, the Partnership will terminate on December 31, 2040.

The Partnership has entered into a membership agreement with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Partnership must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Partnership must refrain from holding customer funds or safe-keeping customer securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statement includes the accounts of the Partnership, K&L Funds Management, LLC, and Royal Palm Income Fund, LLC (both wholly-owned subsidiaries of the Partnership). The transactions and balances between the Partnership and the subsidiaries have been eliminated in consolidation.

BASIS OF ACCOUNTING

The accompanying consolidated financial statement has been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

GOODWILL

FASB ASC 350 requires an annual assessment of the recoverability of goodwill using a two-step process. The first step of the impairment test involves a comparison of the fair value of the reporting unit to its carrying value. If the carrying value is higher than the fair value or there is an indication that impairment may exist, a second step must be performed to compute the amount of the impairment, if any.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

REVENUE RECOGNITION

Securities transactions and related revenues are recorded on a trade date basis and are normally settled within 30 days.

INVESTMENT ADVISORY INCOME

Investment advisory fees are received quarterly in advance.

DEPRECIATION

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership can access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing

NOTE 3 - FAIR VALUE MEASUREMENT (Continued)

the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Valuation Techniques

The Partnership values investments in securities and securities sold, not yet purchased, that are freely tradable at their last sales price as of the last business day of the year.

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Fair Value Measurements at Reporting Date Using:			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2014				
Assets:				
Securities owned				
Foreign currency	$ 47,116		$ 47,116	
Corporate bonds	468,974		468,974	
Municipal bonds	1,537		1,537	
Totals	$517,627	$ 0	$517,627	$ 0
Liabilities:				
Securities sold, not yet purchased				
Foreign currency	$ 8,020		$ 8,020	
Totals	$ 8,020	$ 0	$ 8,020	$ 0

NOTE 4 - SECURITIES SOLD, NOT YET PURCHASED

Securities sold, but not yet purchased, represent obligations of the Partnership to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amounts recognized on the consolidated statement of financial position. Securities sold, not yet purchased, consist of the following at December 31, 2014:

	Fair Value
Foreign currency	$8,020

NOTE 5 - CLEARING ARRANGEMENT

The Partnership clears on a fully-disclosed basis with RBC Dain Correspondent Services. Pursuant to the clearing agreement, the Partnership is required to maintain a clearing deposit of $100,000.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

Equipment	$ 25,786
Furniture and fixtures	34,389
	60,175
Less: Accumulated depreciation	(56,530)
NET PROPERTY AND EQUIPMENT	$ 3,645

NOTE 7 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital as defined in such Rule. At December 31, 2014, the Partnership's net capital was $938,250, compared with the required minimum net capital of $100,000. Under the Rule, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2014, the Partnership's ratio was .26 to 1.

NOTE 8 - INCOME TAXES

No provision for federal income taxes is required since the partners report their proportionate share of partnership taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

In accordance with FASB ASC 740, management has evaluated uncertain tax positions taken or expected to be taken in the Partnership's tax returns. In order for a benefit to be recognized, a tax position must be more-likely-than-not to be sustained when challenged or examined by the applicable taxing authority. For the year ended December 31, 2014, the Partnership has no material uncertain tax positions to be accounted for in the consolidated financial statement.

The Partnership's income tax filings are subject to audit by various taxing authorities. The Partnership's open audit periods are from December 31, 2011 to December 31, 2014.

NOTE 9 - COMMITMENTS

The Partnership leases office space in Miami, Florida, Lansing, Michigan, and Orlando, Florida, under operating leases that expire at various times through 2015.

The following is a schedule of future minimum rental payments required under the terms of the leases as of December 31, 2014:

2015	$35,255

NOTE 10 - RETIREMENT PLAN

The Partnership maintains a salary reduction simplified employee pension plan which covers substantially all employees and is qualified under Section 408(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute up to 25% of gross compensation up to a maximum determined by the Internal Revenue Code. Partnership contributions to the plan are discretionary and determined by the managing partner. The Partnership did not make a contribution to the plan for the year ended December 31, 2014.

NOTE 11 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash and cash equivalents and positions held in securities.

The Partnership transacts proprietary security transactions on a margin basis. In margin transactions, the Partnership is extended credit by the Partnership's clearing broker, collateralized by cash and securities in the Partnership's accounts. Such transactions may expose the Partnership to significant off-balance-sheet risk.

The Partnership maintains a cash balance in a national financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2014, the Partnership had no uninsured cash balances in financial institutions.

The Partnership deposits its cash with FDIC insured financial institutions and has cash on deposit with the clearing broker. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Receivables were substantially collected subsequent to year-end and are likewise considered subject to minimal risk.

NOTE 12 - INDEMNIFICATIONS

In the normal course of its business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Partnership. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statement for these indemnifications.

The Partnership provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statement for these indemnifications.

NOTE 13 - MAJOR CUSTOMERS

For the year ended December 31, 2014, one customer comprised 30% of total revenues.

NOTE 14 - CONTINGENCIES

On December 10, 2014, the Partnership and its managing partner received a Notice of Complaint ("Complaint") from Financial Industry Regulatory Authority's ("FINRA") Department of Enforcement. The Complaint alleges the Partnership charged its customers excessive markups and markdowns on certain municipal and corporate bond transactions and CMO (collateralized mortgage obligation) transactions between April 2009 and December 2011. The Department of Enforcement is requesting that the Partnership and managing partner make complete restitution to its customers in the amount of $38,178.51 plus interest.

On January 7, 2015, the Partnership responded to the Complaint and has requested a formal hearing. The Partnership is confident that restitution to its customers will not be required and the allegations will be dismissed.

NOTE 15 - MANAGEMENT REVIEW

Subsequent events have been evaluated through February 19, 2015, which is the date the consolidated financial statement was available to be issued.